

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Thomas Elliott
Chief Financial Officer, Executive Vice President and Treasurer
Resource REIT, Inc.
1845 Walnut Street, 17th Floor
Philadelphia, PA 19103

Re: Resource REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Form 10-Q for the period ended September 30, 2021
File No. 000-55430

Dear Mr. Elliott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Estimated Value Per Share, page 32

1. We note your inclusion of Goodwill (management company value) as a component to your estimated Net asset value as of January 28, 2021. Please address the following:
   - Provide to us your basis for attributing value to goodwill recognized in the self-management transaction, and inclusion of goodwill in calculating your estimated net asset value.
   - Tell us the material components of goodwill, and your methodology as to how you ascribed value to each of these material components in calculating net asset value.
   - Address how you determined that the goodwill is based on a price that would be received to sell your now-internalized management function in an orderly transaction between market participants at the measurement date. In your response, consider

disclosure from your Form 10-Q for the interim period ended September 30, 2021 where you indicate goodwill represents your management structure and ability to generate additional opportunities for revenue and raise additional funds.

Form 10-Q for the period ended September 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

2.   We note your reconciliation of Total NOI to Net loss attributable to common stockholders for the interim periods presented. In future periodic filings, please disclose the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure by reconciling from Net loss attributable to common stockholders to calculate Total NOI. Refer to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction